FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Fireman Paul B.	2. Issuer Name and Ticker or Trading Symbol Reebok International Ltd. (RBK)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Chairman & Chief Executive Officer
(Last) (First) (Middle) 1895 JW Foster Blvd	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 2, 2003
(Street) Canton, MA 02021		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/2/03		J(1)		500,000	D	(1)	4,174,524	D
Common Stock	4/2/03		J(1)		500,000	D	(1)	4,004,526	I	Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Contract(1)	(1)			J(1)		(1)	(1)	(1)	4/2/06	Common Stock	(1)	(1)	(1)	D
Contract(1)	(1)			J(1)		(1)	(1)	(1)	4/2/06	Common Stock	(1)	(1)	(1)	I	Spouse

Explanation of Responses:

(1) On April 2, 2003, pursuant to a stock trading plan previously adopted under Rule 10b5-1, Mr. Fireman and his wife entered into a variable prepaid forward contract (the "Contract") with respect to 1,000,000 shares of Reebok International Ltd. Common Stock (the "Common Stock"). The Contract settles on April 3, 2006 (the "Settlement Date"). On the Settlement Date, the Firemans will, at their option, either (a) deliver an aggregate number of shares up to the 1,000,000 shares subject to the Contract or (b) retain all or a portion of such 1,000,000 shares and deliver the cash equivalent of any shares so retained. In consideration of the foregoing arrangement, the Firemans received a payment on April 2, 2003 of $27.3 million. If the closing price of the Common Stock on the Settlement Date is greater than $33.00, the Firemans will receive additional proceeds equal to the number of shares subject to the Contract multiplied by the difference between such closing price (up to a maximum closing price of $46.20) and $33.00.

By: /s/ David A. Pace Attorney-in-Fact **Signature of Reporting Person	4/2/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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